UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 6/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Equities Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 North Main Street Suite 270
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Kenneth Coit 925-943-6080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd. Suite 500	San Ramon,	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Kenneth Coit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Equities Securities Corporation, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT

R Kenneth Coit
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa } s.s.

Subscribed and sworn to (or affirmed) before me on this 7th day of September (Month),

20 18, by R. Kenneth Coit (Name of Signer (1)) and

________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Shahrokh Shamloo
Signature of Notary Public

SHAHROKH SHAMLOO
COMM. # 2088816
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires DEC. 02, 2018

____
For other required information (Notary Name, Commission No. etc.)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ____________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ____________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

Sequoia Equities Securities Corporation

Financial Statements and
Supplementary Information

June 30, 2018

TABLE OF CONTENTS

1. Nature of Business

Sequoia Equities Securities Corporation (the "Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 5). The financial results of the Company would be significantly different absent these relationships with the affiliated companies.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Revenue recognition

Concession revenue is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as earned when funding has been completed according to terms of the offering agreements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Income tax expense is based on reported earnings before income taxes. The Company has evaluated its current tax positions and has concluded that as of June 30, 2018, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

2. Summary of Significant Accounting Policies (continued)

Subsequent events

The Company has evaluated subsequent events through September 7, 2018, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1 or 6-2/3%.

The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2018, the Company had net capital of $17,795 which was $12,795 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.000 to 1 as of June 30, 2018.

4. Income Taxes

At June 30, 2018, there are federal net operating loss carry forwards of approximately $460,400 and state net operating loss carry forwards of approximately $339,000. The net operating losses expire in the years ending June 30, 2018 through June 30, 2038. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2018.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. For state tax returns, the Company is generally no longer subject to tax examinations for years prior to June 30, 2014. For U.S. federal tax returns, the Company is no longer subject to tax examination for years prior to June 30, 2015.

5. Affiliate Expense Agreements

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged flat fees of $100 and $1,030 per month for its share of operating expenses under these affiliate expense agreements.

6. Concentrations

Substantially all of the Company's concession revenue for the year ended June 30, 2018 was derived from the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates.

SUPPLEMENTARY INFORMATION

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2018

ASSETS

Cash and cash equivalents	$ 17,795
Total assets	$ 17,795

STOCKHOLDER'S EQUITY

Stockholder's equity	
Common stock, no par value; 10,000 shares authorized; 3,000 shares issued and outstanding	$ 572,387
Accumulated deficit	(554,592)
Total stockholder's equity	17,795
Total stockholder's equity	$ 17,795

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Operations
For the Year Ended June 30, 2018

Revenues	
Concessions	$ 6,078,888
Total revenue	6,078,888
Expenses	
Commissions	6,078,888
Other operating expenses	44,240
Total expenses	6,123,128
Net loss	$ (44,240)

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2018

	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance, June 30, 2017	$522,387	$ (510,352)	$ 12,035
Capital contributions	50,000	-	50,000
Net loss	-	(44,240)	(44,240)
Balance, June 30, 2018	$572,387	$ (554,592)	$ 17,795

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2018

Cash flows from operating activities	
Net loss	$ (44,240)
Cash flows from financing activities	
Capital contributions	50,000
Increase in cash and cash equivalents	5,760
Cash and cash equivalents at beginning of year	12,035
Cash and cash equivalents at end of year	$ 17,795
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Franchise taxes	$ 800

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2018

Net capital		
Stockholder's equity		$ 17,795
Net capital		$ 17,795
Aggregate indebtedness		$ -
Computation of basic net capital requirements		
Minimum net capital requirement (6-2/3% of aggregate indebtedness) ($5,000 minimum)	(A)	$ 5,000
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Net capital in excess of minimum requirement		$ 12,795
Excess net capital at 1,000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)		$ 11,795
Ratio of aggregate indebtedness to net capital		-

Reconciliation with company's computation
(Included in Part II of Form X-17a-5(a) as of June 30) - no material differences

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended June 30, 2018

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.